# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A., CIK 0001462418
CUSIP: L0175J104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 33, BOULEVARD PRINCE HENRI, L-1724 LUXEMBOURG CITY, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), 50
Date of event which requires filing of this statement: 02/19/2025
Filed by CIK 0000903954
Persons authorized to receive notices and communications: Peter C. Gyr, UBS Asset Management (Americas) LLC, 787 Seventh Avenue, New York, New York (NY), 10019, 212-713-3123

## Reporting persons
- Credit Investments Group, a distinct business unit of UBS ASSET MANAGEMENT AMERICAS LLC (CIK 0000903954): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 19,739,088; shared voting power 0; sole dispositive power 19,739,088; shared dispositive power 0; aggregate amount beneficially owned 19,739,088 (22.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ALTISOURCE PORTFOLIO SOLUTIONS S.A.
Address of issuer's principal executive offices: 33, BOULEVARD PRINCE HENRI, L-1724 LUXEMBOURG CITY, GRAND DUCHY OF LUXEMBOURG, Luxembourg (N4), 50

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed on behalf of Credit Investments Group, a distinct business unit of UBS Asset Management (Americas) LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person provides investment management services for investment advisory clients through separately managed accounts, funds and other investment vehicles (the "Client Accounts") and may be deemed to beneficially own the shares of Common Stock held thereby. In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this Schedule 13D reflects the securities that may be beneficially owned by the Reporting Person. The Reporting Person is a wholly-owned indirect subsidiary of UBS Group AG ("UBS Group"). This Schedule 13D does not reflect securities, if any, beneficially owned by UBS Group or any other subsidiaries of UBS Group whose ownership is disaggregated from that of the Reporting Person in accordance with the Release, and, in reliance on the Release, this Schedule 13D does not include information regarding UBS Group and its directors and executive officers as contemplated by Instruction C to Schedule 13D.

Set forth on the attached Appendix A and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, with respect to each senior investment professional of the Reporting Person (collectively, the "Covered Persons"). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The business address of the Reporting Person is 787 Seventh Avenue, New York, NY 10019. The business address of each Covered Person is set forth on Appendix A and is incorporated herein by reference.
Present principal occupation or employment: The principal business of the Reporting Person is providing investment management services for investment advisory clients through separately managed accounts, funds and other investment vehicles worldwide.
Criminal convictions in the last five years: Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above. The citizenship of each Covered Person is set forth on Appendix A and is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 16, 2024, the Issuer and Altisource S.a r.l., a wholly-owned subsidiary of the Issuer (the "Borrower"), entered into that certain Transaction Support Agreement (the "Transaction Support Agreement") with certain holders of term loans (the "Term Loans") under that certain Credit Agreement, dated as of April 3, 2018, and amended and restated as of February 9, 2023 (the "Amended Credit Agreement"), by and among the Issuer, the Borrower, the lenders from time to time party thereto (the "Lenders"), including certain Client Accounts, and the other parties thereto.

Pursuant to the Transaction Support Agreement, on February 19, 2025, certain Client Accounts (the "Participating Client Accounts") entered into an Exchange Agreement (the "Exchange Agreement") with the Issuer, the Borrower and the other Lenders pursuant to which, among other things, (i) the Issuer issued an aggregate of 19,189,066 shares of Common Stock (the "Debt Exchange Shares") to the Participating Client Accounts in exchange for a portion of the Term Loans held thereby and (ii) the Borrower issued new first lien loans and paid cash in respect of accrued and unpaid cash interest under the Amended Credit Agreement to the Participating Client Accounts in exchange for the remainder of the Term Loans held thereby. In addition, pursuant to the Transaction Support Agreement, (i) on February 4, 2025, the board of directors of the Issuer (the "Board") declared a proposed issuance of cash exercise warrants to purchase 1.625 shares of Common Stock and cashless exercise warrants to purchase 1.625 shares of Common Stock to holders of shares of Common Stock, restricted share units or warrants to purchase shares of Common Stock (including the Client Accounts) in respect of each share, restricted share unit and share of Common Stock issuable upon exercise of such warrants, and (ii) on February 19, 2025, the Issuer issued an aggregate of 550,022 shares of Common Stock (the "Warrant Shares" and together with the Debt Exchange Shares, the "Shares") to the Client Accounts upon the exercise of the outstanding warrants held thereby.

Under the terms of the Exchange Agreement, with limited exceptions, the Lenders may not, among other things, sell, offer to sell, grant any option to purchase or otherwise dispose of any Debt Exchange Shares, without the prior written consent of the Issuer, until the date that is the earlier of (i) September 17, 2025 or (ii) the date on which the Issuer completes a liquidation, merger, stock exchange or other similar transaction that results in all of Issuer's shareholders having the right to exchange their shares of Common Stock for cash, securities or other property. The Exchange Agreement also contains mutual releases and customary representations and warranties. In addition, the Issuer is required to pay the fees and expenses incident to the negotiation, preparation, execution, delivery and performance of the Exchange Agreement.

The foregoing description of the Exchange Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder, and such description is qualified in its entirety by reference to the full text of the Exchange Agreement filed as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is incorporated herein by reference.

The Client Accounts received an aggregate of 19,739,088 shares of Common Stock as described in Item 3. The Shares were acquired for investment purposes.

On February 19, 2025, in connection with the entry into the Exchange Agreement and the issuance of the Debt Exchange Shares, the Reporting Person entered into that certain Director Nomination Agreement (the "Director Nomination Agreement") with the Issuer pursuant to which, among other things, (i) the Reporting Person may designate in writing one individual (the "Designee") for election to the Board and (ii) the Issuer shall, to the fullest extent permitted by applicable law, take all corporate actions necessary to cause the election of the Designee to the Board and to such committee of the Board as reasonably agreed by the Board and the Designee promptly following the election of the Designee to the Board.

The foregoing description of the Director Nomination Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder, and such description is qualified in its entirety by reference to the full text of the form of the Director Nomination Agreement filed hereto as Exhibit 99.2 hereto and is incorporated herein by reference.

The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment. Depending on market conditions, an evaluation of the business and the prospect of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for shares of Common Stock, and/or other equity, debt, notes instruments or other securities of the Issuer, dispose of shares of Common Stock or such other securities from time to time in the open market, in privately negotiated transactions or otherwise, and/or otherwise change its intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Person does not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Client Accounts are the direct holders of an aggregate of 19,739,088 shares of Common Stock, constituting approximately 22.7% of the outstanding Common Stock. The foregoing percentage is calculated based on 87,015,742 shares of Common Stock issued and outstanding as of February 25, 2025, as provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, the Client Accounts have not engaged in any transactions in shares of Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except for the Client Accounts which are the direct holders of the Shares, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 and Item 4 are incorporated herein by reference.

On February 19, 2025, in connection with the Exchange Agreement and the issuance of the Debt Exchange Shares, the Participating Client Accounts entered into that certain Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer and certain other investors listed therein, which provides that, among other things, the Issuer shall (i) file a Registration Statement with the U.S. Securities and Exchange Commission (the "SEC") to register the re-sale of the Debt Exchange Shares under the Securities Act of 1933, as amended, and (ii) use its reasonable best efforts to have such Registration Statement declared effective as soon as reasonably practicable after its filing and in any event no later than February 19, 2026.

The foregoing description of the Registration Rights Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder, and such description is qualified in its entirety by reference to the full text of the Registration Rights Agreement filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1- Exchange Agreement, dated as of February 19, 2025, by and among Altisource Portfolio Solutions S.A., Altisource S.a r.l., the Participating Client Accounts and the other Lenders party thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 25, 2025)

Exhibit 99.2- Form of Director Nomination Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 25, 2025)

Exhibit 99.3- Registration Rights Agreement, dated as of February 19, 2025, by and among Altisource Portfolio Solutions S.A., the Participating Client Accounts and the other investors party thereto (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 25, 2025)

## Signatures
- Credit Investments Group, a distinct business unit of UBS ASSET MANAGEMENT AMERICAS LLC: /s/ Peter C. Gyr, Peter C. Gyr / Managing Director, Chief Compliance Officer - UBS Asset Management (Americas) LLC (02/26/2025)